Exhibit 99.1

CONSENT OF INDEPENDENT AUDITORS
We hereby consent to the incorporation by reference in the Registration Statement on Form F-9
(No. 333-14074) of our report dated February 26, 2003, relating to the consolidated financial statements of The Thomson Corporation, which appears in The Thomson Corporation's Annual Report on Form 40-F
for the year ended December 31, 2002. We also consent to the incorporation by reference of our Comments by Auditors for United States Readers on Canada - United States of America Reporting Differences dated
February 26, 2003, which appears in such Form 40-F.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Canada
February 26, 2003